NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. reports earnings of $0.25 per share in the third quarter of 2006

Calgary, Alberta, October 31, 2006 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced a 14% increase in earnings per share for the third quarter ended September 30, 2006.

CE Franklin reported net income of $4.7 million or $0.25 per share (diluted) for the third quarter ended September 30, 2006 as compared to net income of $4.2 million or $0.22 per share (diluted) for the quarter ended September 30, 2005.

Financial Highlights

	Three Months Ended		Nine Months Ended		Year Ended
	September 30		September 30		December 31
(millions of Cdn.$ except per share data)	2006	2005	2006	2005	2005
	(unaudited)		(unaudited)
Sales	$131.2	$121.8	$423.0	$342.1	$482.4

Gross Profit	23.7	22.0	78.4	63.8	91.3
Gross Profit - %	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	8.4	8.3	30.5	24.9	36.0
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	$4.7	$4.2	$17.5	$12.6	$18.9
Per share
Basic (Cdn. $)	$0.26	$0.25	$0.97	$0.73	$1.09
Diluted (Cdn. $)	$0.25	$0.22	$0.93	$0.68	$1.01

Sales increased 7.7% to $131.2 million for the quarter ended September 30, 2006 as compared to $121.8 million for the quarter ended September 30, 2005. Key statistics CE Franklin uses to measure industry activity levels include well completions and rig counts.  Well completions (excluding dry and service wells) were down 23.6% to 4,030 wells for the three months ended September 30, 2006 compared to 5,273 for the three months ended September 30, 2005. Average rig count for the quarter ended September 30, 2006 decreased by 4.1% to 516 rigs compared to 538 rigs for the quarter ended September 30, 2005.

The 7.7% increase in sales has softened compared to the increases in sales seen in the first six months of 2006.  This is due to the reduction in industry activity, as evidenced by the well completions and rig count data above.

EBITDA(1) for the quarter ended September 30, 2006 increased 1% to $8.4 million from $8.3 million for the quarter ended September 30, 2005.  The $9.4 million increase in sales resulted in an incremental flow through to EBITDA of 0.9% and 5.4% to net income, as amortization charges were reduced year over year.

“The Company reported the 16th quarter in a row of year over year improvement despite the decrease in market activity,” said Michael West, Chairman, President and CEO.  “The Company remains committed to its long term strategies.”

Outlook

Although industry activity levels are difficult to forecast with certainty, many industry watchers are now anticipating a softening in activity levels in the fourth quarter of 2006 and into 2007.  The decline in gas prices may result in further reduction in activity levels for Canadian exploration and production entities, as gas drilling in 2006 comprises approximately 70% of all wells drilled.

Conference Call and Webcast Information

A conference call to review the quarter ended September 30, 2006, which is open to the public, will be held on Wednesday, November 1, 2006 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-800-814-4890 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21204608# and may be accessed until midnight Wednesday, November 8, 2006.

The call will also be webcast live at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1607100 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Randy Henderson, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum of 45 minutes.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Randy Henderson C.A. Vice President and CFO (403) 531-5603

_______________________________

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.  See page 5 for a reconciliation of net income to EBITDA.

Forward-Looking Statements

The information in this MD&A contains “forward-looking statements” within the meaning of securities legislation including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A and those found under the caption “Risk Factors”.

Additional information on these and other factors that could affect the Company’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or the Company's website (www.cefranklin.com).  For a discussion of other risk factors which could impact CE Franklin Ltd., please review CE Franklin’s Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

the forecasted activity levels through the fourth quarter of 2006 and into 2007;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s future gross profit and net profit margins;

•

the Company’s estimate of Sarbanes Oxley section 404 compliance costs in 2006;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices of, and demand for, oil and gas;

•

fluctuations in levels of gas and oil exploration and development activities; and

•

fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption “Risk Factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

Management’s Discussion and Analysis as at October 31, 2006

For the quarter and nine months ended September 30, 2006 as compared to the quarter and nine months ended September 30, 2005

(All amounts shown in CDN $ unless otherwise specified)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance during the periods presented and significant trends that may impact future performance of CE Franklin Ltd.  This discussion should be read in conjunction with the Financial Statements of CE Franklin Ltd. and the related notes thereto and should be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2005 Annual Report and Financial Statements and notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, (“Canadian GAAP”).  There are no Statements of Operations differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”) that impact the Company.

Overview

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 42 branches and various inventory stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

The Company operates its business in only one operating segment, which is the distribution of pipe, valves, flanges, fittings, tubular products, production equipment and general oilfield supplies.  CE Franklin considers all of the products it distributes to have similar economic characteristics, and are sold to the same class of customers.  Operating results by product lines, geographic area or other lower level components or units of operations are not reviewed by our chief operating decisions makers to make decisions about the allocation of resources to, or the assessment of performance of, such product lines, geographic areas or components or units of operations.

Results of operations

The following table summarizes CE Franklin’s results of operations.

	Three months ended September 30		Nine months ended *September 30
(in thousands of Cdn. Dollars except per share data)	2006	2005	2006	2005
Statements of Operations	(unaudited)		(unaudited)

Sales	$131,159	$121,809	$422,980	$342,080
Gross Profit	23,740	21,977	78,447	63,804
Gross Profit - %	0.2%	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	15,314	13,853	48,006	38,966
Amortization	660	1,207	2,053	3,553
Interest	643	443	2,048	1,445
Other	40	(176)	(62)	(104)
	16,657	15,327	52,045	43,860

Income before income taxes	7,083	6,650	26,402	19,944
Income tax expense	2,364	2,436	8,890	7,383
Net income	$4,719	$4,214	$17,512	$12,561

Net income as a % of sales	0.0%	0.0%	0.0%	0.0%

EBITDA (1)	8,386	8,300	30,503	24,942
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.1%
Net income per share
Basic (Cdn. $)	$0.26	$0.25	$0.97	$0.73
Diluted (Cdn. $)	$0.25	$0.22	$0.93	$0.68

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of net income to EBITDA:

(in thousands of Cdn. dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Net income	$4,719	$4,214	$17,512	$12,561
Amortization	660	1,207	2,053	3,553
Interest expense	643	443	2,048	1,445
Income tax expense	2,364	2,436	8,890	7,383
EBITDA	$8,386	$8,300	$30,503	$24,942

Results of Operations – For the Three and Nine Months Ended September 30, 2006

The price of oil and gas as at September 30, 2006 was U.S. $62.91 per bbl and Cdn. $3.64 per gj respectively.  This compares to U.S. $66.24 per bbl for oil and Cdn. $12.16 per gj for gas as at September 30, 2005. The average price of oil and gas for the quarter ended September 30, 2006 was U.S. $70.47 per bbl and Cdn. $5.70 per gj respectively.  This compares to an average of U.S. $63.22 per bbl for oil and Cdn. $9.43 per gj for gas for the quarter ended September 30, 2005.  All prices quoted are West Texas Intermediate for oil and AECO spot for gas.

Well completions (excluding dry and service) decreased by 23.6% to 4,030 wells for the three months ended September 30, 2006 compared to 5,273 wells for the three months ended September 30, 2005. Well completions were up 4.4% in the first nine months of 2006 to 14,439 wells compared to 13,828 wells in the first nine months of 2005. The average rig count decreased 4.1% to 516 rigs in the third quarter of 2006 from 538 rigs in the third quarter of 2005. The average rig count for the first nine months of 2006 increased 19.1% to 505 rigs compared to 424 rigs in the first nine months of 2005.

Sales

Sales for the quarter ended September 30, 2006 increased 7.7% or $9.4 million to $131.2 million from $121.8 million for the quarter ended September 30, 2005. Sales for the nine months ended September 30, 2006 increased 23.6% or $80.9 million to $423.0 million from $342.1 million for the nine months ended September 30, 2005. The sales increase of 7.7% in the third quarter has softened compared to the sales increase during the first half of 2006 due to reduced industry activity as evidenced by the reduction in both well completions and rig counts for the third quarter.

Gross Profit

Gross profit increased 7.7% or $1.7 million to $23.7 million for the quarter ended September 30, 2006 from $22.0 million for the quarter ended September 30, 2005. Gross profit margins showed a small increase from 18.0% for the quarter ended September 30, 2005 to 18.1% for the quarter ended September 30, 2006.

Gross profit increased 22.9% or $14.6 million to $78.4 million for the nine months ended September 30, 2006 from $63.8 million for the nine months ended September 30, 2005. Gross profit margins decreased slightly from 18.7% for the nine months ended September 30, 2005 to 18.5% for the nine months ended September 30, 2006.

Gross profit margins have remained generally consistent as a result of continued focus on margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The benefits of these initiatives were somewhat offset by capacity issues of vendors resulting in the Company procuring certain product from non-standard sources of supply.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $1.4 million or 10.1% to $15.3 million for the quarter ended September 30, 2006 from $13.9 million for the quarter ended September 30, 2005. SG&A costs increased $9.0 million or 23.1% to $48.0 million for the nine months ended September 30, 2006 from $39.0 million for the nine months ended September 30, 2005. The increase in SG&A for the quarter and first nine months of 2006 related mainly to salaries and related costs for new employees hired to support the increase in sales, occupancy costs related to new and expanded locations to support the increase in sales and costs related to compliance with the Sarbanes-Oxley Act of 2002 (“SOX”).

The total number of employees increased 18.2% as at September 30, 2006 to 428 employees compared to 362 employees as at September 30, 2005.  Average revenue per employee for the first nine months of 2006 increased 3.5% compared to the first nine months of 2005.  The improvement reflects efficiencies from higher activity levels and the standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

Consulting and audit fees related to the Company’s SOX Section 404 certification were $1.1 million in the first nine months of the year.  It is anticipated that the SOX Section 404 certification initiative will cost the

Company approximately $1.2 million to $1.6 million or $0.04 to $0.06 per share (diluted) in 2006.

EBITDA

EBITDA for quarter ended September 30, 2006 increased $0.1 million or 1.0% to $8.4 million compared to $8.3 million for the quarter ended September 30, 2005. The $9.4 million increase in sales resulted in a 0.9% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 6.4% for the quarter ended September 30, 2006 versus 6.8% for the quarter ended September 30, 2005.

EBITDA for the nine months ended September 30, 2006 increased 22.5% or $5.6 million to $30.5 million compared to $24.9 million for the nine months ended September 30, 2005. The $80.9 million increase in sales resulted in a 6.9% incremental flow through to EBITDA. EBITDA as a percentage of sales was 7.2% for the nine months ended September 30, 2006 versus 7.3% for the nine months ended September 30, 2005.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  For a reconciliation of net income to EBITDA, please see page 5.

Income Before Income Taxes

Income before income taxes improved 6.0% or $0.4 million to $7.1 million for the quarter ended September 30, 2006 compared to $6.7 million for the quarter ended September 30, 2005.  The improvement is a result of the factors previously discussed as well as a reduction in amortization expense of $0.5 million offset by the $0.4 million increase in interest expense and other.  Amortization expense declined due to the Company’s enterprise system being fully amortized.  Interest expense and other increased from higher levels of financing, interest rates and changes in foreign currency gains and losses.

Income before income taxes improved 32.7% or $6.5 million to $26.4 million for the nine months ended September 30, 2006 compared to $19.9 million for the nine months ended September 30, 2005.  The improvement is a result of the factors previously discussed, a reduction in amortization expense of $1.5 million and a $0.6 million increase in interest expense and other.  The $80.9 million increase in sales resulted in an 8.0% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the quarter ended September 30, 2006 was 33.4%, as compared to an effective tax rate of 36.6% for the quarter ended September 30, 2005.  The Company’s effective tax rate for the nine months ended September 30, 2006 was 33.7%, as compared to an effective tax rate of 37.0% for the nine months ended September 30, 2005.  The reduction in the effective tax rate for the quarter and nine months ended September 30, 2006 is due to a reduction to statutory tax rates and from changes in non-deductible items.

Net Income and Net Income per Share

Net income for the for the quarter ended September 30, 2006 was $4.7 million or $0.25 per share (diluted) as compared to $4.2 million or $0.22 per share (diluted) for the for the quarter ended September 30, 2005.  This represents an income improvement of $0.5 million or $0.03 per share (diluted).

Net income for the for the nine months ended September 30, 2006 was $17.5 million or $0.93 per share (diluted) as compared to $12.6 million or $0.68 per share (diluted) for the for the nine months ended September 30, 2005.  This represents an income improvement of $4.9 million or $0.25 per share (diluted).

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  There are no Statements of Operations differences between Canadian GAAP and U.S. GAAP that impact the Company.

Summary Of Quarterly Financial Data CONT’

(in thousands of Cdn. dollars except per share data)
Unaudited	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2004	2005	2005	2005	2005	2006	2006	2006

Sales	$104,435	$128,372	$91,899	$121,809	$140,323	$176,357	$115,464	$131,159

EBITDA(1)	5,958	10,745	5,897	8,300	11,061	15,094	7,023	8,386
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	2,839	5,804	2,543	4,214	6,303	8,879	3,914	4,719
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.17	$ 0.34	$ 0.14	$ 0.25	$ 0.36	$ 0.50	$ 0.21	$ 0.26
Diluted (Cdn. $)	$ 0.16	$ 0.32	$ 0.14	$ 0.22	$ 0.33	$ 0.47	$ 0.21	$ 0.25

The Company’s sales levels are affected by seasonable weather conditions.  Many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  As a result, the first and fourth quarters typically represent the busiest times and highest sales activity levels for the Company.  Sales levels drop dramatically during the second quarter spring breakup until such time as the roads have dried and road bans have been lifted.

Well completions (excluding dry and service) dropped by 13.1% to 4,030 wells for the third quarter of 2006 compared to 4,639 wells for the second quarter of 2006.  The average rig count increased by 65.4% to 516 rigs in the third quarter of 2006 from 312 in the second quarter of 2006.

Sales for the quarter ended September 30, 2006 increased 13.6% to $131.2 million from $115.5 million for the quarter ended June 30, 2006. The increase in sales is due to the typical increase experienced in the third quarter as spring breakup concludes during the summer months, offset by a softening in the market in terms of well completions.

Net income was $4.7 million or $0.25 per share (diluted) for the quarter ended September 30, 2006 compared to $3.9 million or $0.21 per share (diluted) for the quarter ended June 30, 2006.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s working capital, capital expenditures and potential acquisitions.  Working capital, which is primarily comprised of accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities and other current liabilities.

For the three months ended September 30, 2006, the Company generated $6.2 million in cash flow from operating activities, before net change in non-cash working capital balances. This was offset by a $7.9 million increase in working capital (excluding the bank operating loan) and $0.9 million for purchases of capital and other expenditures. These activities resulted in a $2.6 million increase in the bank operating loan.

For the three months ended September 30, 2005, the Company generated $5.5 million in cash flow from operating activities, before net change in non-cash working capital balances, and $0.8 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $7.7 million increase in working capital (excluding the bank operating loan), a $0.2 million investment in capital and other expenditures and $0.1 million in cash used to repay capital leases.  These activities resulted in a $1.7 million increase in the bank operating loan.

For the nine months ended September 30, 2006, the Company generated $21.0 million in cash flow from operating activities, before net change in non-cash working capital balances and $1.6 million in the issuance of capital stock from the exercise of employee stock options.  The cash generated was offset by a $26.8 million increase in working capital (excluding the bank operating loan), $2.3 million to purchase a two branch distribution operation, $2.5 million in capital and other expenditures and $0.1 million in repayments on capital leases.  These activities resulted in a $9.1 million increase in the bank operating loan.

For the nine months ended September 30, 2005, the Company generated $15.2 million in cash from operating activities, before net change in non-cash working capital balances, and $1.0 million in the issuance of capital stock from the exercise of employee stock options. This was offset by an $18.8 million increase in working capital (excluding the bank operating loan), a $0.3 million investment in capital and other expenditures and $0.2 million in cash used to repay capital leases.  These activities resulted in a $3.1 million increase in the bank operating loan.

For the quarter ended September 30, 2006, accounts receivable increased $10.9 million or 12.5% to $98.3 million from $87.4 million as at June 30, 2006.  As at September 30, 2006 accounts receivable increased $1.8 million or 1.9% to $98.3 million from $96.5 million as at December 31, 2005. The increase in accounts receivable during the third quarter reflects the increase in sales during the third quarter.

Average Days Sales Outstanding (DSO) was 59.3 days in the third quarter of 2006 and 59.5 days in the first nine months of 2006. This compares to 49.4 days for the third quarter of 2005 and 52.2 days for the first nine months of 2005.  The deterioration in DSO for the quarter reflects, in part, slower approval and processing of transactions by both the Company and its customers.

Total inventory for the Company increased to $97.7 million as at September 30, 2006 as compared to $95.4 million as at June 30, 2006 and $80.5 million as at December 31, 2005. The Company has increased its investment in inventory due to both the growth in its business and the longer order lead times being experienced that results in the potential for certain product shortages from suppliers’ capacity constraints.

The Company measures inventory efficiency by using an inventory turns calculation.  The higher the number of inventory turns, the better the Company’s inventory is managed.  Inventory turned 4.5 times (annualized) in the third quarter of 2006 and 5.2 times (annualized) in the first nine months of 2006. This compares to 5.1 times (annualized) in the third quarter of 2005 and 5.2 times (annualized) for the first nine months of 2005. CE Franklin targets inventory turns of 5.0 times (annualized).  Reduced turns in the third quarter of 2006 reflect the recent reduction in activity levels.  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.

Accounts payable and accrued liabilities have increased $1.6 million to $65.3 million as at September 30, 2006 compared to $63.7 million as at June 30, 2006. For the nine months ended September 30, 2006 accounts payable and accrued liabilities increased by $0.4 million to $65.3 million as compared to $64.9 million as at December 31, 2005

Property and equipment increased 45.7% to $5.1 million from $3.5 million at December 31, 2005.  This increase reflects capital expenditures of $2.3 million, $0.9 million in additions to rental equipment assets, and $0.4 million in other capital additions.  The additions were offset by amortization expense of $2.0 million.

During the first quarter of 2006 the Company purchased agency operations at two of the Company’s branch locations, for net cash consideration of $2.3 million.  This acquisition is expected to enhance the Company’s net income.  See note 2 to the Interim Consolidated Financial Statements of the Company for further details.

Effective July 27, 2006, the Company has implemented a new $75.0 million 364-day bank operating facility. There was an increase in borrowing to $38.2 million as at September 30, 2006 compared to $35.6 million as at June 30, 2006. As at September 30, 2006 the Company was well within its covenant compliance thresholds and was able to draw up to $75.0 million against its bank operating loan based on the borrowing base formula.

 As at September 30, 2006 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 29.1% and equity of 70.9% compared to 30.5% debt and 69.5% equity as at September 30, 2005.

Contractual Obligations

In July 2006, the Company entered into a lease commitment with a 15-year initial term pertaining to the construction of a new distribution centre in Edmonton, Alberta.  Construction of the property is anticipated to be completed by November 2007.

There have been no other material changes in any contractual obligations since the year ended December 31, 2005.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements.

Related party transactions

Messrs. Douglas L. Rock and John J. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith International, Inc. (“Smith”), which owns approximately 51% of the Company’s outstanding shares (diluted).

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Dura, a division of Wilson Supply, which is a wholly-owned subsidiary of Smith. All transactions with Smith and its subsidiaries are in the normal course of business and at commercial rates.  Included in inventory at September 30, 2006 and September 30, 2005 was $3.6 million and $2.8 million, respectively, of this bottom hole pump production equipment purchased from Wilson.  For the three months ended September 30, 2006 and 2005, cost of sales includes $2.2 million and $2.1 million, respectively, relating to the equipment purchased from Wilson.    For the nine months ended September 30, 2006 and 2005, cost of sales includes $6.5 million and $5.8 million, respectively, relating to the equipment purchased from Wilson.  Accounts payable and accrued liabilities, which are non-interest bearing and are payable on commercial supplier payment terms, include $0.9 million and $1.2 million at September 30, 2006 and 2005, respectively, owing to Wilson.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company’s Statements of Operations. The Company entered into such contracts in 2006, the impact of which was not material, and no such contracts were outstanding as at September 30, 2006.

The Company has exposure to interest rate fluctuations on its bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2006 or 2005. The Company does not use financial instruments for speculative purposes.

As at September 30, 2006 there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes in critical accounting estimates previously described in the Management Discussion and Analysis for the year ended December 31, 2005.

Change in Accounting Policies

There have been no changes in accounting policies since the year ended December 31, 2005.

Other Items

The Company’s Annual Report on Form 20-F is available on SEDAR @ www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at October 27, 2006 the Company had 18,233,212 common shares outstanding.

As at October 27, 2006, options to purchase 862,873 common shares were outstanding at an average exercise price of $3.60 per common share.  The Board of Directors may grant further options to purchase up to 302,924 common shares.

Risk Factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

•

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

•

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to change production limits;

•

the level of production by non-OPEC countries;

•

North American demand for gas;

•

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are traded in U.S. dollars);

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Unusual weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

•

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

•

price competition among major supply companies;

•

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for tubular products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience increased wages paid to workers due to a highly competitive market for employees.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts to hedge the risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2005, 11% of sales (2004 – 12%; 2003 – 14%) were derived from sales to one customer.  No additional customers account for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 42 branches.  Significant downtime at this facility would impact the Company’s gross profit margins, net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality, product availability, location of service centers and technical knowledge and experience of its staff.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore not required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 by choosing to make an assessment of internal controls under Section 404 for fiscal 2006. The steps CE Franklin has taken and will take in the future may not remediate the material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot be assured that these individuals will remain with the Company in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this MD&A, CE Franklin’s largest shareholder, Smith International, owned approximately 51% of the Company’s common outstanding shares (diluted).  As a result, Smith International Inc. has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company’s operations are subject to hazards.  The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered by insurance.

CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars, except per share data)	2006	2005	2006	2005
Sales	131,159	121,809	422,980	342,080
Cost of sales	107,419	99,832	344,533	278,276
Gross profit	23,740	21,977	78,447	63,804
Other expenses (income)
Selling, general and administrative expenses	15,314	13,853	48,006	38,966
Amortization	660	1,207	2,053	3,553
Interest expense	643	443	2,048	1,445
Foreign exchange loss (gain)	38	(167)	(26)	(95)
Other	2	(9)	(36)	(9)
	16,657	15,327	52,045	43,860
Income before income taxes	7,083	6,650	26,402	19,944
Income tax expense (recovery) (note 4)
Current	2,771	2,643	8,757	8,888
Future	(407)	(207)	133	(1,505)
	2,364	2,436	8,890	7,383
Net income for the period	4,719	4,214	17,512	12,561
Net income per share (note 3)
Basic	0.26	0.25	0.97	0.73
Diluted	0.25	0.22	0.93	0.68
Weighted average number of shares outstanding
Basic	18,232,658	17,328,175	18,053,045	17,256,201
Diluted	18,908,634	18,439,928	18,729,021	18,439,928

CE Franklin Ltd.
Interim Consolidated Balance Sheets
(Unaudited)

	September 30	December 31
(in thousands of Canadian dollars)	2006	2005
ASSETS
Current assets
Accounts receivable	98,338	96,508
Inventories	97,679	80,482
Other	1,914	2,998
	197,931	179,988
Property and equipment	5,117	3,537
Goodwill	10,479	7,765
Future income taxes (note 4)	902	1,038
Other	481	180
	214,910	192,508
LIABILITIES
Current liabilities
Bank overdraft	11,438	14,090
Bank operating loan	38,206	29,062
Accounts payable	36,451	29,575
Accrued liabilities	28,777	35,354
Income taxes payable	2,136	7,840
Current portion of long-term debt	492	217
	117,500	116,138
Long-term debt	883	438
	118,383	116,576
SHAREHOLDERS' EQUITY
Capital stock	23,816	21,914
Contributed surplus	15,462	14,281
Retained earnings	57,249	39,737
	96,527	75,932
	214,910	192,508

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars)	2006	2005	2006	2005
Cash flows from operating activities
Net income for the period	4,719	4,214	17,512	12,561
Items not affecting cash -
Amortization	660	1,207	2,053	3,553
Future income tax expense (recovery)	(407)	(207)	133	(1,505)
Stock based compensation expense	999	146	1,472	439
Other	206	126	(201)	117
	6,177	5,486	20,969	15,165
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(10,976)	(19,435)	(1,830)	(13,367)
Inventories	(2,971)	(4,099)	(17,967)	(16,127)
Other current assets	(136)	(143)	1,084	(2,438)
Accounts payable	13,690	(1,548)	6,876	3,779
Accrued liabilities	(12,120)	13,115	(6,577)	8,619
Income taxes payable	(1,343)	1,309	(5,704)	2,602
	(7,679)	(5,315)	(3,149)	(1,767)
Cash flows from financing activities
Issuance of capital stock	3	777	1,611	1,042
Increase in bank operating loan	2,571	1,692	9,144	3,022
Increase (decrease) in bank overdraft	6,076	3,063	(2,652)	(1,836)
Decrease in long-term debt	(31)	(79)	(157)	(205)
	8,619	5,453	7,946	2,023
Cash flows from investing activities
Purchase of property and equipment	(592)	(168)	(2,224)	(286)
Proceeds on disposal of property and equipment	2	30	40	30
Acquisition of distribution operations (note 2)	-	-	(2,263)	-
Increase in other assets	(350)	-	(350)	-
	(940)	(138)	(4,797)	(256)
Change in cash and cash equivalents during the period	-	-	-	-
Cash and cash equivalents - Beginning of period	-	-	-	-
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	592	430	1,969	1,410
Interest on long-term debt	51	13	79	35
Income taxes	4,114	1,335	14,461	6,286

CE Franklin Ltd.
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity
Balance - December 31, 2004	17,194,934	19,335	13,858	20,873	54,066
Stock options exercised	235,565	1,096	(54)	-	1,042
Stock based compensation expense	-	-	439	-	439
Net income	-	-	-	12,561	12,561
Balance - September 30, 2005	17,430,499	20,431	14,243	33,434	68,108
Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932
Stock options exercised	428,658	1,902	(291)	-	1,611
Stock based compensation expense	-	-	1,472	-	1,472
Net income	-	-	-	17,512	17,512
Balance - September 30, 2006	18,233,212	23,816	15,462	57,249	96,527

CE Franklin Ltd.
Notes to Consolidated Financial Statements
(Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2005 and 2004. These consolidated financial statements are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2005.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Acquisition

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million. In addition to the cash consideration, a $300,000 contingent amount is payable on February 1, 2007 subject to the achievement of certain conditions. The investment is accounted for using the purchase method and the results of operations have been included in these financial statements from the date of acquisition. Details of the acquisition are as follows:

(in thousands of Canadian dollars)
Assets
Property and equipment	369
Goodwill	2,714
3,083
Assumed Liabilities
Long-term debt	817
Future tax liability	3
820
Net cash consideration	2,263

CE Franklin Ltd.
Notes to Consolidated Financial Statements
(Unaudited)

Note 3 - Share data

At September 30, 2006 the Company had 18,233,212 common shares outstanding and 862,873 options to acquire common shares at a weighted average exercise price of $3.60 per common share. Of the outstanding options, 420,208 were vested and exercisable at a weighted average exercise price of $3.31 per common share. a) Stock options There were no common share options granted in the first three quarters of 2006. The compensation expense recorded in the third quarter of 2006 and in the nine month period ended September 30, 2006 for common share options granted subsequent to December 31, 2002 was $132,000 and $396,000 respectively. The compensation expense recorded for the comparative quarter and nine month period ended September 30, 2005 was $146,000 and $439,000 respectively.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock. Had compensation cost been determined on the basis of fair values, net income for the quarter and nine month period ended September 30, 2006 would have decreased by $49,000 ($0.00 per common share) and $147,000 ($0.01 per common share) respectively. The net income for the comparative quarter and nine month period ended September 30, 2005 would have decreased by $128,000 ($0.01 per common share) and $384,000 ($0.02 per common share) respectively.

b) Share units

Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date. Under these plans, PSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. The vesting period for PSU's is three years from the grant date. DSU's vest on the date of grant. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus. The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash.

A total of 132,816 PSU's and DSU's were granted in the second quarter of 2006. The compensation expense recorded in the third quarter and the nine month period ended September 30, 2006 was $867,000 (2005 - nil) and $1,076,000 (2005 - nil) respectively.

Note 4 - Income taxes a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Nine Months Ended
	September 30		September 30		September 30		September 30
(in thousands of Canadian dollars)	2006		2005		2006		2005
Income before income taxes	7,083		6,650		26,402		19,944
Incomes taxes calculated at expected rates	2,301	32.5%	2,285	34.4%	8,773	33.2%	6,853	34.4%
Non-deductible items	35	0.5%	97	1.5%	312	1.2%	550	2.7%
Adjustments on filing returns	-	0.0%	-	0.0%	(343)	(1.3%)	-	0.0%
Capital and large corporations taxes	11	0.2%	17	0.2%	47	0.2%	42	0.2%
Other	17	0.2%	37	0.5%	101	0.4%	(62)	(0.3%)
	2,364	33.4%	2,436	36.6%	8,890	33.7%	7,383	37.0%

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of future income tax assets and liabilities are as follows:

	September 30	December 31
(in thousands of Canadian dollars)	2006	2005
Assets
Financing and investment charges	254	909
Property and equipment	633	479
Other	510	199
	1,397	1,587
Liabilities
Goodwill	495	549
	495	549
Net future income tax asset	902	1,038

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.